SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

Direct Dial Number	E-Mail Address
212-455-2579	jmendez@stblaw.com

June 4, 2013

Re:	Graña y Montero S.A.A.

Ms. Pamela Long Office of International Corporate Finance Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7561

Dear Ms. Long,

On behalf of our client Graña y Montero S.A.A. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated May 22, 2013, concerning the Registration Statement on Form F-1 (the “Registration Statement”) submitted by the Company on a confidential basis. We have revised the Registration Statement in response to the Staff’s comments and are submitting on a confidential basis concurrently with this comment response letter a revised Registration Statement marked to reflect these revisions and updates of certain information. Please note that, in addition, we are concurrently filing the revised Registration Statement publicly on EDGAR.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Staff’s comment letter. Page references in the responses correspond to the pages of the revised Registration Statement. The responses and information described below are based upon information provided to us by the Company.

We note for the Staff that we have restated our audited annual consolidated financial statements as a result of errors we found in our consolidated statement of cash flow for 2012. Accordingly, we respectfully refer the Staff to the revised disclosure on pages 35, 60 and 61 of the Registration Statement and note 32 to our audited annual consolidated financial statements for 2012.

General

Comment No. 1.	If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division’s October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

BEIJING    HONG KONG    HOUSTON     LONDON    LOS ANGELES    PALO ALTO    SAO PAULO    TOKYO    WASHINGTON, D.C.

Ms. Pamela Long

U.S. Securities and Exchange Commission

June 4, 2013

Response No. 1.	The Company acknowledges the Staff’s comment and is submitting the revised Registration Statement and this comment response letter in accordance with the guidance provided in the Staff’s October 11, 2012 announcement.

Market Information, page iv

Comment No. 2.	We note your added disclosure that you paid the International Data Corporation for a study referenced in the prospectus as well as Great Place to Work Institute for a market survey referenced in the prospectus. Please either file the written consents of IDC and Great Place to Work or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

Response No. 2.	The Company acknowledges the Staff’s comment and confirms that it will file concurrently with the revised Registration Statement the written consents of IDC and Great Place to Work. In addition, the Company will provide the written consents of Peru: The Top 10,000 Companies, IPSOS Peru S.A.C. and Apoyo Consultoría S.A.C. to the Staff through a supplemental letter.

Summary Financial and Operating Data, page 14

Selected Financial Data, page 42

Comment No. 3.	Please revise your summary financial and operating data, your selected financial data and your columnar presentations within MD&A so that it reads consistently from left to right in the same chronological order as your historical financial statements. Refer to SAB Topic 11:E.

Response No. 3.	In response to the Staff’s comment, the Company has revised the financial statements included in the Registration Statement so that they read consistently from left to right in the same chronological order as the disclosure of the summary financial and operating data in “Summary,” “Selected Financial Data” and columnar presentations within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Registration Statement.

Comment No. 4.	Please provide your earnings per share and dividend information. Refer to Part I, Item 4 of Form F-1 and Part I, Item 3.A.2 of Form 20-F.

Response No. 4.	In response to the Staff’s comment, the Company has revised “Selected Financial Data” to include earnings per share and dividend per share information. The Company respectfully advises the Staff that the information relating to earnings per share and dividend per share is already included under “Summary—Other Data” in the Registration Statement.

Ms. Pamela Long

U.S. Securities and Exchange Commission

June 4, 2013

Risk Factors, page 18

Additional Risks Related to our Infrastructure Business, page 27

We may not be successful in obtaining new concessions, page 28

Comment No. 5.	We note your revised disclosure that your results of operations will be adversely affected if your contract with Petroperú S.A. is not extended or renewed. If known, please disclose an estimate of the amount by which you expect your results of operations to be adversely affected upon the expiration of this contract.

Response No. 5.	In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Registration Statement to disclose the amount of revenues, gross profit and EBITDA contributed by the Company’s fuel storage business for the year ended December 31, 2012.
Use of Proceeds, page 39
Comment No. 6.	We note your response to comment 14 of our letter dated April 19, 2013. Specifically, we note that you plan to use 20% of the net proceeds from this offering for acquisitions. To the extent known, please provide the information required by Item 3.C.3 of Form 20- F.

Response No. 6.	The Company acknowledges the Staff’s comment and respectfully asserts that the Company does not plan to use the net proceeds from the offering to fund acquisitions being contemplated at this time. The Company is currently in advanced discussions with regards to one potential acquisition; however, the Company respectfully asserts that no additional disclosure in the Registration Statement is warranted. First, while the Company has provided the seller an offer, negotiations are on-going and the offer is conditioned upon completion of due diligence and negotiation of definitive documentation. Moreover, these discussions remain confidential; because of the on-going nature of the negotiations and lack of a binding arrangement at this time, Company has not disclosed the potential acquisition in Peru. Second, the acquisition, if a binding agreement is reached and if ultimately consummated, would not be material. Based on information provided by the seller, (i) the assets of the target company represent less than 3.5% of the Company’s consolidated assets as of December 31, 2012, (ii) the purchase price for the target company is expected to represent less than 3.5% of the Company’s consolidated assets as of December 31, 2012, and (iii) pre-tax profit of the target company represents less than 3.5% of the Company’s consolidated pre-tax profit for the year ended December 31, 2012. Third, the acquisition, if consummated, is entirely in line with the strategies disclosed in the

Ms. Pamela Long

U.S. Securities and Exchange Commission

June 4, 2013

Registration Statement, specifically the strategy “Selectively pursue international operations, focusing on Chile and Colombia” on page 8 of the Registration Statement. Lastly, the Company intends to finance the acquisition, if consummated, with cash and cash equivalents currently on hand. The Company does intend to use a portion of the net proceeds from the offering for future acquisitions; however, consummation of the acquisition currently being discussed is not dependent on completion of the offering and the estimated percentage of net proceeds to be used for future acquisitions does not include this acquisition.

Management’s Discussion and Analysis . . . , page 50

Factors Affecting Our Results of Operations, page 50

Seasonality, page 52

Comment No. 7.	We note your response to comment 28 of our letter dated April 19, 2013. In the added disclosure on page 52, you only discuss moderate seasonality in your Infrastructure segment at Norvial and GMP’s gas processing plant. Please revise this section to include a description of the cyclicality of your other business segments, particularly the engineering and construction segment. In this regard, we note you refer to the cyclical nature of “some” of your business segments on page vii. Additionally, we note you refer to the cyclicality of your engineering and construction business on pages 7, 10, 22, 25, and 103.

Response No. 7.	In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Registration Statement to discuss the cyclicality of its business segments.

Critical Accounting Estimates and Assumptions, page 55

Comment No. 8.	We note your response to comment 15 of our letter dated April 19, 2013. Please further expand your disclosures of critical accounting estimates and assumptions to include a discussion of the material assumptions you made in arriving at each critical estimate and to also advise an investor of the financial statement impact if actual results differ from the estimate made by management. Please identify all of your critical policies and estimates and expand your discussion to address the following areas for each:

• Types of assumptions underlying the most significant and subjective estimates;

Ms. Pamela Long

U.S. Securities and Exchange Commission

June 4, 2013

• Sensitivity of those estimates to deviations of actual results from management’s assumptions; and

• Circumstances that have resulted in revised assumptions in the past.

For example, expand your disclosure related to goodwill impairment reviews to include a description of the assumptions that drive the estimated fair value as well as a discussion of the uncertainty associated with the key assumptions. This is not meant to be an all-inclusive list. See the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find on our website at www.sec.gov. Please also ensure compliance with IAS 1.122 and IAS 1.125 through 133. Expand your disclosures within Note 2 of your financial statements as well, as applicable.

Response No. 8.	In response to the Staff’s comment, the Company has revised the disclosures of critical accounting estimates and assumptions on pages 57, 58 and 59 of the Registration Statement and in Note 4 of the Company’s annual financial statements. The Company has included a sensitivity analysis for percentage-of-completion revenue recognition accounting estimates as well as the provision for well closure costs estimates to provide more information on the financial statement impact if the results differ from the Company’s estimates. In addition, the Company respectfully refers the Staff to the additional disclosures and sensitivity analysis relating thereto included in Note 4 of the Company’s annual financial statements. Furthermore, in accordance with IAS 36.15 and 16, the Company has revised the disclosure to include a sensitivity analysis with respect to the discount rate and the fair value of the Company’s goodwill.

Percentage of Completion, page 55

Comment No. 9.	Estimated contract gains and losses are recognized in full when determined. Please describe the nature of the gains recognized, and with reference to IAS 11, please address the appropriateness of this accounting.

Response No. 9.	The Company acknowledges the Staff’s comment and has revised the disclosure on page 58 of the Registration Statement and in Note 2.25 of the Company’s annual financial statements.

Ms. Pamela Long

U.S. Securities and Exchange Commission

June 4, 2013

The Company respectfully asserts that this accounting is in compliance with IAS 11.22, IAS 11.36 and IAS 11.38 because:

(a)     under IAS 11.22, (i) contract revenue and expenses that are reliably estimated are to be recognized by reference to the stage of completion of the activity under the relevant contract at the end of the period, and (ii) any expected contract loss is to be immediately recognized as an expense;

(b) under IAS 11.36, a loss should be recognized as an expense immediately when it is probable that costs under a construction contract will exceed the contract revenue; and

(c)     under IAS 11.38, any change in the estimates of contract revenue, contract costs or the effect of a change in the outcome of the contract should be accounted for as a change in accounting estimate. These changes in estimates are recognized in the period in which the change occurs.

Results of Operations, page 58

Comment No. 10.	We note your response to comment 17 of our letter dated April 19, 2013. We note that fluctuations in the value of Nuevo soles, U.S. dollars and other currencies can materially affect your results of operations without giving effect to any underlying change in your business or results of operations. Thus, the change in revenues and expenses from the year ended December 31, 2011 to the year ended December 31, 2012 would be impacted by foreign currency translations. As previously requested, please further enhance your discussion to separately quantify for each period presented the amount of the change in revenues and expenses that is due to foreign currency translations. For example, your disclosure on page 64 regarding the increase in E&C revenues should quantify the amount of the increase due to foreign currency translation, as well as your current disclosure of the impact that business activities, types of contracts and end-markets had on your E&C revenues.

Response No. 10.	In response to the Staff’s comment, the Company has revised the disclosure throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Results of Operations” in the Registration Statement to enhance the discussion of the impact of foreign exchange rate fluctuations on changes in its revenues and expenses.

Ms. Pamela Long

U.S. Securities and Exchange Commission

June 4, 2013

Liquidity and Capital Resources, page 78

Cash Flow from Operating Activities, page 80

Comment No. 11.	We note your response to comment 20 of our letter dated April 19, 2013. As previously requested, please revise your discussion of the changes in operating cash flows for each of the periods presented to explain the reasons for the changes in the underlying working capital components and also quantify the impact of the line item(s) which contributed most to the changes.

Response No. 11.	In response to the Staff’s comment, the Company has revised the disclosure on page 95 to explain the main reasons for the changes in its operating cash flows.
Indebtedness, page 81
Comment No. 12.	We note your response to comment 23 of our letter dated April 19, 2013. Please disclose the interest rates applicable to the obligations and notes that you renewed, as well as the additional indebtedness that you incurred after December 31, 2012.

Response No. 12.	In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Registration Statement to disclose the weighted average interest rate and range of maturities applicable to the indebtedness renewed or incurred after March 31, 2012.

Contractual Obligations, page 83

Comment No. 13.	We note your response to comment 25 of our letter dated April 19, 2013. Please further revise your table of contractual obligations to present in a separate line item the estimated interest payments on your debt, taking into account the effect of your interest rate swap agreements. Please also enhance footnote (1) to disclose any assumptions you made to derive these amounts.

Response No. 13.	In response to the Staff’s comment, the Company has revised the disclosure in the table of contractual obligations on page 98 of the Registration Statement to present interest payments in a separate line-item. The Company has also included a footnote to such table to disclose the assumptions made to determine the interest payment amounts shown on the Registration Statement.

Ms. Pamela Long

U.S. Securities and Exchange Commission

June 4, 2013

Infrastructure, page 111

Oil and Gas Production, page 119

Estimated Proved Reserves, page 120

Comment No. 14.	We note the reserves disclosure on page 120 in the registration statement on Form F-1, as amended on May 8, 2013, attributes proved natural gas reserve quantities to Blocks I and V. Please tell us if the disclosed reserves quantities for Blocks I and V represent the saleable gas volumes for which you receive revenue based your hydrocarbon extraction service contract with Perupetro. Also tell us why no proved natural gas reserves were previously disclosed for Block V.

Response No. 14.	The Company acknowledges the Staff’s comment. Netherland, Sewell & Associates, Inc. has re-issued its reserves estimates report, which the Company is filing concurrently with the revised Registration Statement, and the Company has revised the relevant disclosure throughout the Registration Statement accordingly, to exclude any reserves of natural gas in Block V because the natural gas extracted from Block V is re-injected into the wells and therefore such reserves do not represent saleable gas volumes. The reserves of natural gas in Block I do represent saleable gas volumes for which the Company receives revenue based on its hydrocarbon extraction service contract with Perupetro S.A.

Comment No. 15.	We note your response to comment 32 of our letter dated April 19, 2013; however, we note a discrepancy between your response and the SEC gas price disclosed on page 121 in your registration statement on Form F-1, as amended on May 8, 2013. Please advise, or revise the gas price in your Registration Statement.

Response No. 15.	In response to the Staff’s comment, the Company has revised the disclosure of page 135 of the Registration Statement to correct the gas price used in the determination of reserve estimates.

Comment No. 16.	We note your registration statement on Form F-1, as amended on May 8, 2013, does not include disclosure of the supplemental oil and gas information required under FASB ASC paragraph 932-235-50-2 of Regulation S-K for publicly traded companies. Your response to comment 33 in our letter of April 19, 2013 indicates the company is continuing to evaluate the application of the disclosures required by FASB Accounting Standards Codification Topic 932 to your oil and gas producing activities. We reissue our prior comment 33 and ask that you tell us what conclusions you have reached pursuant to the requirements for disclosures required in the FASB Accounting Standards Codification Topic 932, Extractive Activities-Oil and Gas.

Response No. 16.	In response to the Staff’s comment, the Company respectfully informs the Staff that it has concluded that the disclosures required by FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas, are applicable to the Company’s oil and gas production activities.

Ms. Pamela Long

U.S. Securities and Exchange Commission

June 4, 2013

Therefore the Company has included in the Registration Statement as a schedule to the annual financial statements the supplemental oil and gas information required under FASB ASC paragraph 932-235-50-2 of Regulation S-K for publicly traded companies.

Comment No. 17.	We note your response to comment 34 of our letter dated April 19, 2013 and your disclosure on page 121 in your amended registration statement on Form F-1. However, please revise your disclosure in Form F-1 to clarify the role of the individuals identified who are associated with the company as either responsible for overseeing other staff of the company or representing the internal staff of reservoir engineers and geoscience professionals who worked closely with the independent petroleum engineers in the preparation of the reserves estimates. Additionally, please expand your disclosure to explain what internal controls the company has in place governing the oversight, review and approval of the reserves estimates as disclosed in the registration statement on Form F-1. As part of this expanded disclosure, please indicate if the company has designated one individual as the technical person primarily responsible for overseeing the preparation of the reserves estimates disclosed in Form F-1.

Response No. 17.	In response to the Staff’s comment, the Company has revised the disclosure on pages 135 and 136 of the Registration Statement to describe the internal controls and clarify the roles of individuals involved with the preparation of reserve estimates.

Comment No. 18.	We note your response to comment 35 of our letter dated April 19, 2013 and your disclosure on page 121 in the amended registration statement on Form F-1. We note your disclosure that changes in proved undeveloped reserves were not material because “reserves consumed during 2012 were replenished by reserves derived from 2012 drillings.” Please clarify for us the meaning of the terms “consumed” and “replenished” as they relate to the change in proved undeveloped reserve quantities over the last twelve month period ending December 31, 2012. Please note your analysis of the materiality of the change in undeveloped quantities should be based on a comparison of the proved undeveloped reserve quantities as of December 31, 2011 and December 31, 2012 as determined using the requirements set forth in Rule 4-10(a) of Regulation S-X.

Response No. 18.	In response to the Staff’s comment, the Company has revised the disclosure on page 138 of the Registration Statement to clarify the changes in proved undeveloped reserves during 2012.

Ms. Pamela Long

U.S. Securities and Exchange Commission

June 4, 2013

Backlog, page 135

Comment No. 19.	We note your response to comment 39 of our letter dated April 19, 2013. Please enhance your disclosure with information similar to what you provided in your response letter to clarify why you have not presented backlog for your Real Estate segment, or, in your Infrastructure segment, for your Norvial toll road concession or your Energy line of business.

Response No. 19.	In response to the Staff’s comment, the Company has revised the disclosure on pages iv and 150 of the Registration Statement to disclose the reasons backlog has not been included for its Real Estate segment or, in its Infrastructure segment, its Norvial toll road concession or its Energy line of business.

Compensation of Directors and Executive Officers, page 166

Comment No. 20.	We note your response to comment 48 of our letter dated April 19, 2013. In your response, you refer to an employee’s voluntary termination. However, in your revised disclosure, you refer to an employee’s voluntary retirement. Please revise your disclosure to clarify, if true, that you are not required to provide the specified compensation upon an employee’s voluntary termination.

Response No. 20.	In response to the Staff’s comment, the Company has revised the disclosure on page 183 of the Registration Statement to clarify that the Company is not required to provide the specified compensation upon an employee’s voluntary termination.

Comment No. 21.	We note your response to comment 49 of our letter dated April 19, 2013. As previously requested, please disclose the total amounts, if any, you have set aside or accrued to provide pension, retirement, or similar benefits. Refer to Item 6.B.2 of Form 20-F.

Response No. 21.	In response to the Staff’s comment, the Company has revised the disclosure on page 183 of the Registration Statement to indicate that it has not set aside or accrued any amounts to provide pension, retirement or similar benefits.

Description of Our Share Capital, page 173

Arbitration, page 176

Comment No. 22.	We note your response to comment 53 of our letter dated April 19, 2013. Specifically, we note the added disclosure on page 177 that you “have been advised by [y]our Peruvian Counsel, Muñiz, Ramirez, Perez-Taiman & Olaya Abogados, that the arbitration clause does not apply to claims based on violations of U.S. securities laws in connection with this offering,

Ms. Pamela Long

U.S. Securities and Exchange Commission

June 4, 2013

unless agreed by the parties to a claim.” Please revise your disclosure to affirmatively state that the arbitration clause does not apply to these claims, in addition to your disclosure that counsel has confirmed this. Also clarify whether Muñiz, Ramirez, Perez-Taiman & Olaya Abogados has provided its opinion or has only given you its advice, and in either case, please include counsel’s written consent to this reference as an exhibit to the registration statement. Additionally, please clarify whether the arbitration clause applies to claims based on violations of U.S. securities laws not in connection with this offering.

Response No. 22.	In response to the Staff’s comment, the Company has revised the disclosure on pages 193 and 227 of the Registration Statement to affirmatively state that the arbitration clause does not apply to claims based on violations of U.S. securities laws in connection with this offering, unless agreed by the parties to the relevant claim. Muñiz, Ramirez, Perez-Taiman & Olaya Abogados has provided its opinion to that effect and the Company is filing Muñiz, Ramirez, Perez-Taiman & Olaya Abogados’ written consent as an exhibit to the Registration Statement concurrently with this filing. Moreover, the Company respectfully clarifies that the arbitration clause does not apply to claims based on violations of U.S. securities laws not in connection with the offering relating to the Registration Statement.

Consolidated Financial Statements

Consolidated Statement of Comprehensive Income, page F-5

Comment No. 23.	We note your response to comment 61 of our letter dated April 19, 2013. We note that the amounts included in this statement correspond to both controlling and non-controlling interest while the amounts presented in Note 20(d) on page F-73 are only attributable to controlling interest. Please help us understand why you have excluded the amounts attributable to non-controlling interest in Note 20(d). Also, please provide us with a reconciliation of the change in comprehensive income attributable to controlling interest as presented on this statement to your tabular disclosures presented in Note 20(d).

Response No. 23.	In response to the Staff’s comment, the Company has revised the disclosure on page F-5 and the table in Note 20(d) to the Company’s annual financial statements to include the amounts attributable to non-controlling interest and a reconciliation of the change in comprehensive income attributable to controlling interest as presented on the revised statement to the tabular disclosures in Note 20(d).

Ms. Pamela Long

U.S. Securities and Exchange Commission

June 4, 2013

Note 1.b Subsidiaries and Joint Operations, page F-8

Note 2.2.d Joint Operations, page F-13

Comment No. 24.	We note your responses to comments 16, 65 and 67 of our letter dated April 19, 2013. We also note the following:

• On page 58, you indicate that you have joint controlled operations and do not apply the proportional consolidation method, as defined under IFRS 11;

•      On pages 58 and 70, you indicate that prior to your acquisition of control of Stracon GyM, the business operated by Stracon GyM was a joint operation and, accordingly, you proportionately consolidated its results in your financial statements; and

•      On pages 14, 42 and F-13, you indicate that in relation to joint operations, you recognize, in relation to your interest in a joint operation, your assets and liabilities, including your share of any asset or liability held jointly with your partner as well as your share of revenue and expense from the joint operation. You also disclose on pages 14 and F-13 that you reflect the results of your associated companies under the equity method of accounting under the line item “share of the profit and loss in associates” in your income statement.

With reference to paragraphs 30 and 38 of IAS 31, please revise your disclosures to clarify exactly how you account for joint operations. In addition, please also help us understand how you have complied with the disclosure requirements set forth in IAS 31.54 through 57.

Response No. 24.	In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 42, 61, 62 and F-13 of the Registration Statement to clarify how the Company accounts for joint operations.

The Company makes reference to paragraphs 30 and 38 of IAS 31 and respectfully notes that there are no proportionately consolidated entities and the Company has revised the disclosure accordingly. Joint arrangements have been accounted for as joint operations pursuant to paragraph IAS 31.15 and IFRS 11.20 upon adoption of IFRS 11, and the Company has revised the disclosure in Note 2.31 of its annual financial statements to clarify the accounting for joint arrangements.

In addition, the Company states that the investments in associates are accounted for under the equity method of accounting under IAS 31 and subsequently under IFRS 11.

Ms. Pamela Long

U.S. Securities and Exchange Commission

June 4, 2013

The Company respectfully asserts that this accounting is in compliance with the disclosure requirements set forth in IAS 31.54 through 57. Disclosures required under IAS 31.54 have been included in Note 19 of the Company’s annual financial statements for the applicable contingent liabilities. With respect to the disclosure required under IAS 31.55, the Company respectfully states that such disclosure is not necessary as the Company does not have any material capital commitments related to joint ventures because the Company does not operate through joint ventures. Disclosure pursuant to IAS 31.56 is included in Note 13 of the Company’s annual financial statements. Finally, disclosure required under IAS 31.57 is included in Note 2.2 of the Company’s annual financial statements.

Note 4.1 Critical accounting estimates and assumptions, page F-35

Goodwill impairment reviews, page F-35

Comment No. 25.	You disclose that if the Group experiences a significant drop in revenues or a drastic increase in costs or changes in other factors, the fair value of business units might decrease. If management determines the decrease is permanent, the Group will write down goodwill. If true, please clarify that if the decrease in revenues or increase in costs are deemed permanent, those economic factors will be taken into consideration to determine the recoverable amount of your business units and, therefore, goodwill may be deemed to be impaired, which may cause a writedown of goodwill to be necessary.

Response No. 25.	In response to the Staff’s comment, the Company has revised the disclosure in Note 4.1 of the Company’s annual financial statements to enhance the description of the economic factors that could require the Company to recognize an impairment and write down its goodwill.

Note 6.1 Financial instruments by category, page F-49

Comment No. 26.	Please clarify in what statement of financial position line item “Financial assets related to the concession agreements” is included.

Response No. 26.	The Company acknowledges the Staff’s comment and respectfully clarifies that amounts related to “Financial assets related to the concession agreements” are recorded in the statement of financial position in line items “short term other accounts receivable” and “long term other accounts receivable”. The Company informs the Staff that a clarifying note has been added to the disclosure in Note 6.1 of the Company’s annual financial statements.

Ms. Pamela Long

U.S. Securities and Exchange Commission

June 4, 2013

Note 9 Work in Progress Due From Customers, page F-52

Comment No. 27.	We note your response to comment 78 of our letter dated April 19, 2013. It is still unclear what the difference is between the rights receivable amounts as presented in Note 9 and the construction services to be billed amounts as presented in Note 8. Please clarify.

Response No. 27.	In response to the Staff’s comment, the Company has revised the disclosure in Note 8 of the Company’s annual financial statements to change the denomination from “construction services to be billed” to “GyM Ferrovías S.A. Collection Rights”, to clarify the nature of this item. The GyM Ferrovías S.A. Collection Rights discussed in Note 8 are amounts relating to long-term receivables to be recovered from the Peruvian government pursuant to the agreement between the Peruvian government and GyM Ferrovías S.A, the Company’s subsidiary constructing and operating the Lima Metro, which the right to recover all amounts invested in the purchase of 19 additional trains and the construction of the maintenance and repair yard for the Lima Metro.

In contrast, Note 9 of the Company’s annual financial statements presents the Company’s rights receivable amounts related to its construction contracts. Rights receivable correspond to unbilled amounts for services rendered, which are subject to approval by the relevant client. Each month, under the percentage-of-completion method, the Company estimates the advancement of work to date. Based on its monthly estimates, the Company recognizes revenue. Until such revenue is billed, it is recorded as an account rights receivable.

Note 19 Other Provisions, page F-70

Comment No. 28.	We note your response to comment 81 of our letter dated April 19, 2013. Please enhance your disclosure with information similar to what you provided in your response letter to clarify why you have created a provision for only 70 wells in Block I and 15 wells in Block V out of approximately 400 wells currently not in production. Please also disclose, if true, you have no obligation with regard to the remaining 315 wells currently not in production.

Response No. 28.	In response to the Staff’s comment, the Company has revised Note 19 of the Company’s annual financial statements to clarify its provision for 70 wells in Block I and 15 wells in Block V.

Exhibit 8.2

Comment No. 29.	In the fourth paragraph, counsel states that it “hereby confirms [its] opinion set forth in the Registration Statement under the caption ‘Taxation

Ms. Pamela Long

U.S. Securities and Exchange Commission

June 4, 2013

—Peruvian tax considerations.’” However, the first paragraph of the referenced section contains the following statement: “This summary does not purport to be a legal opinion . . . .” Please either have counsel revise the opinion filed as Exhibit 8.2 to include its full tax opinion, or remove the statement from the prospectus stating that the tax summary does not purport to be a legal opinion. Refer to Section III.B of Staff Legal Bulletin No. 19 (CF), available on our website.

Response No. 29.	In response to the Staff’s comment, the Company has revised the disclosure on page 210 of the Registration Statement to remove the statement asserting that the tax summary does not purport to be a legal opinion.

Exhibit 10.1

Comment No. 30.	Please file the executed version of the credit agreement. Additionally, when filing the executed version of the credit agreement, please include all exhibits and schedules. In this regard, we note you appear to have omitted Schedules 3.01(b) through 5.02(f), the attachments to Exhibits A-1 and A-2, and Exhibits D through G.

Response No. 30.	The Company acknowledges the Staff’s comment and respectfully informs the Staff that the Company will file the requested schedules and exhibits to the credit agreement in a subsequent filing. The Company is in the process of translating into English some of the schedules and exhibits to the credit agreement which are in Spanish.

Ms. Pamela Long

U.S. Securities and Exchange Commission

June 4, 2013

* * * * *

If you have any questions or require any additional information with respect to the above, please do not hesitate to reach me by telephone at 212-455-2579 or by facsimile at 212-455-2502. In my absence, you may contact my colleague Juan M. Naveira at 212-455-7465.

Very truly yours,

/s/ Juan Francisco Méndez
Juan Francisco Méndez

cc:	José Graña Miró Quesada
Director
Graña y Montero S.A.A.
Mario Alvarado Pflucker
Chief Executive Officer and Director
Graña y Montero S.A.A.
Mónica Miloslavich Hart
Chief Financial Officer and Principal Accounting Officer
Graña y Montero S.A.A.
Claudia Drago Morante
Chief Legal Officer
Graña y Montero S.A.A.
Dennis Gray Febres
Corporate Finance and Investor Relations Officer
Graña y Montero S.A.A.